Exhibit 99.49

Volaris Reports July 2016 Traffic Results, Strong Passenger Demand Drives Record 92% Load Factor

MEXICO CITY--(BUSINESS WIRE)--August 3, 2016--Volaris* (NYSE:VLRS and BMV:VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports July 2016 and year-to-date preliminary traffic results.

During July 2016 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 7.8% year over year, in response to strong demand in its domestic and international markets. Total demand, as measured in Revenue Passenger Miles (RPMs), in July increased 13.8% year over year, reaching 1.4 billion, validating the strong demand environment and traffic stimulation the Company has been observing in its markets. Volaris transported a total of 1.4 million passengers during the month, an increase of 13.6% year over year. Year-to-date, Volaris has transported over 8.5 million passengers, an increase of 27.8% year over year.

In July 2016, Volaris increased domestic and international ASMs by 5.9% and 11.6%, respectively. Network load factor for July reached 92.4%, an increase of 5.0 percentage points year over year.

During July 2016, Volaris launched three year-round international routes (Durango-Los Angeles, Guadalajara-Seattle and Guadalajara-San Francisco).

The following table summarizes Volaris traffic results for the month and year-to-date.

	July 2016	July 2015	Variance	Seven months ended July 2016	Seven months ended July 2015	Variance
RPMs (in millions, scheduled & charter)
Domestic	954	851	12.0%	5,692	4,514	26.1%
International	457	389	17.7%	2,453	1,925	27.5%
Total	1,411	1,240	13.8%	8,145	6,439	26.5%
ASMs (in millions, scheduled & charter)
Domestic	1,023	966	5.9%	6,572	5,455	20.5%
International	504	451	11.6%	2,827	2,337	20.9%
Total	1,527	1,417	7.8%	9,399	7,792	20.6%
Load Factor (in %, scheduled)
Domestic	93.2%	88.2%	5.0 pp	86.6%	82.8%	3.8 pp
International	90.7%	85.9%	4.8 pp	86.8%	82.2%	4.6 pp
Total	92.4%	87.4%	5.0 pp	86.7%	82.6%	4.1 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,127	1,001	12.5%	6,811	5,346	27.4%
International	317	270	17.7%	1,704	1,317	29.4%
Total	1,444	1,271	13.6%	8,515	6,663	27.8%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 155 and its fleet from four to 64 aircraft. Volaris offers more than 298 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years. For more information, please visit: www.volaris.com

Volaris filed its annual report under the Form 20-F for the fiscal year ended December 31, 2015 with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2016. A copy of the report can be accessed by visiting the SEC’s website at www.sec.gov and is also available at the website www.ir.volaris.com. Shareholders may request a hard copy of the audited financial statements included in such report free of charge by contacting Volaris Invertors Relations at the email address specified below.

CONTACT:
Investor Relations:
Andrés Pliego & Diana Martínez
+52 55 5261 6444
ir@volaris.com
or
Media contact:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net